EXHIBIT 12.1

THE PMI GROUP, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(unaudited)

	Year Ended December 31,
	2010	2009	2008	2007	2006
	(In thousands, except for ratios)
Earnings
(Loss) income from continuing operations before income taxes	$(773,028)	$(1,061,283)	$(1,321,154)	$(1,255,204)	$432,378
Less: Equity in losses (earnings) from unconsolidated subsidiaries	12,247	12,019	51,802	741,500	(127,309)
Add: Distributed earnings of subsidiaries with less than 50% ownership	1,658	10	100	18,317	17,439
Less: Interest capitalized, net of amortization expense	541	553	520	558	482
Add: Fixed charges	49,346	43,162	42,281	34,520	42,738

Total (losses) earnings	$(709,236)	$(1,005,539)	$(1,226,451)	$(460,309)	$365,728

Fixed charges
Interest expense, distributions on mandatorily redeemable preferred securities and capitalized interest*	$48,632	$43,013	$41,007	$33,391	$40,234
Interest component of rent expense**	714	149	1,274	1,129	2,504

Total fixed charges	$49,346	$43,162	$42,281	$34,520	$42,738

Ratio of earnings to fixed charges	***	***	***	***	8.56

*	2006 includes net costs to exchange and extinguish long-term debt.
**	Represents an estimated interest factor.
***	Total earnings were insufficient to cover fixed charges by $758.6 million for the year ended December 31, 2010, by $1.0 billion for the year ended December 31, 2009, by $1.3 billion for the year ended December 31, 2008 and by $494.8 million for the year ended December 31, 2007. Total losses for the year ended December 31, 2010 included approximately $1.3 billion of losses and loss adjustment expenses and a $113.5 million change in the fair value of debt instruments. Total losses for 2009 included approximately $319.9 million of an increase in net loss reserves. Total losses for 2008 included approximately $1.1 billion of an increase in net loss reserves and a $103.6 million impairment of the investment in FGIC. Total losses for 2007 included approximately $795 million of increase in net loss reserves, $763.3 million in equity losses from FGIC, a $39 million partial impairment of the investment in RAM Re and $36 million impairment of deferred policy acquisition costs.